Exhibit (a)(1)(C)

PATNI COMPUTER SYSTEMS LIMITED

Registered Office:

Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune – 411 013 India

To

The Holders of American Depositary Shares (“ADSs”) of Patni Computer Systems Limited (the “Company” or “Patni”)

We have asked The Bank of New York Mellon, as depositary (the “Depositary”), under a Deposit Agreement dated as of December 7, 2005, among the Company, the Depositary (then known as The Bank of New York) and owners and beneficial owners of ADSs (the “Deposit Agreement”) to forward the accompanying materials to all holders of the Company’s ADSs in connection with the upcoming vote relating to the voluntary delisting of (a) the Shares (as defined below) of the Company from the Bombay Stock Exchange Limited (the “BSE”) and the National Stock Exchange of India Limited (the “NSE”); and (b) the ADSs of the Company from the New York Stock Exchange (the “NYSE”).

You are encouraged to read this letter and the accompanying postal ballot, explanatory statement and proxy card very carefully.

Pan-Asia iGATE Solutions, a company incorporated under the laws of Mauritius, and iGATE Global Solutions Limited, a company organized under the laws of India (collectively, the “Promoters”), both subsidiaries of iGATE Corporation, a Pennsylvania corporation, intend to commence a process to delist (a) the equity shares, par value of Rs. 2 (the “Shares”) of the Company from the BSE and the NSE and (b) the ADSs, each representing two Shares, listed on the NYSE (clauses (a) and (b), collectively, the “Delisting Proposal”). The Promoters have stated that they believe that given the low liquidity of the Company’s Shares, the Delisting Proposal would provide the public investors of the Company with ability to exit fully from the Shares of the Company at a price determined by a reverse book building which is described in the accompanying materials.

In order for the Promoters to make the Delisting Offer, the following corporate approvals and consents at the Company level are required: (a) the approval of the board of directors of the Company for the Delisting Proposal, which was obtained on November 16, 2011, by the unanimous vote of the non-interested directors; and (b) approval of the holders of Shares of Patni, passed by way of special resolution (the “Special Resolution”) through a postal ballot process.

The independent directors of the Board of Directors of the Company recommend that you vote in favor of the Special Resolution necessary to implement the Delisting Proposal.

For more detail on the Special Resolution and the Delisting Proposal, see the enclosed Postal Ballot Notice and Explanatory Statement.

Should you have any questions on how to give voting instructions in respect of the Special Resolution, or if you have not received all of the documents discussed in this letter, please contact Arun Kanakal, Company Secretary at + 91 22 5693 0500, Ext. 2225.

The Company cannot provide either financial or tax advice on the Delisting Proposal. You will be solely responsible for obtaining your own financial and tax advice and you should consult your own financial and/or tax adviser.

Required Vote

The vote required by the Companies Act, 1956, as amended and the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009, as amended (“Delisting Regulations”), to approve the Special Resolution is that three-fourths of all Shares cast on the proposal be voted in favor of the Delisting Proposal. Because the Promoters collectively own 80.5% of the equity share capital of the Company on a fully diluted basis, the three-fourths vote requirement will be met when the Promoters cast their votes, which will presumably be in favor of the Special Resolution. Moreover, pursuant to the Delisting Regulations, the Special Resolution passed by the shareholders shall be acted upon only if the votes cast by the Public Shareholders (as defined below) in favor of the Delisting Proposal amount to at least two times the number of votes cast by the Public Shareholders against it. The term “Public Shareholders” is defined under the Delisting Regulations to mean the holders of Shares, other than (a) the Promoters; and (b) the holders of depositary receipts issued overseas against Shares held with a custodian and such custodian. Hence, the holders of ADSs and the Mumbai India office of Hong Kong and Shanghai Banking Corp (IN) as the custodian of the Shares (the “Custodian”) and the Depositary will not qualify as Public Shareholders of the Company. Because the Promoters are not deemed to be “Public Shareholders” their vote will not be taken into account for the calculation of the “2 to 1” positive vote determination.

While the holders of ADSs can vote through the Depositary, these votes would not be counted in determining whether the 2:1 positive vote threshold of the Public Shareholders required for the voluntary delisting of the Shares and the ADSs as described herein has been met. If holders of ADSs wish to have their vote taken into consideration for the above 2:1 threshold, he or she must cancel the ADSs and receive the underlying Shares in accordance with the Deposit Agreement (and as explained below in more detail) and then vote such Shares. For details on how to cancel the ADSs and receive the underlying Shares, see “How to Cancel ADSs for Deposited Securities” below.

If a holder of ADSs determines to cancel his or her ADSs and receive Shares to allow him or her to participate in the vote, because of Indian regulatory conditions, the Shares that are received for ADSs by a holder of ADSs cannot themselves be reconverted into ADSs. Instead, such holder will be required to purchase Shares of the Company through a registered broker in India on a recognized Indian stock exchange in the name of the Depositary for re-issuance of the ADSs to such holder by the Depositary. For details about the reconversion of ADSs, see “ADS Reconversion” below.

How to Vote ADSs

If you are the beneficial owner of an ADS as of the ADS Record Date (defined below) and are also the holder of record of your ADS (a “Holder”) and you wish to give voting instructions to the Depositary, you must sign, complete and return the accompanying Proxy Card to the Depositary prior to 5:00 pm New York City time, December 30, 2011 (the “ADS Voting Instruction Deadline”) in the enclosed pre-addressed envelope. If you are the beneficial owner of an ADS as of the ADS Record Date (as defined below) but are not the holder of record of your ADS (e.g., you hold your ADS through a custodian, broker or other agent or nominee institution (hereinafter, a “Nominee Institution”)) and you wish to give voting instructions to the Depositary, you must instruct your Nominee Institution to give valid voting instructions to the Depositary. If you hold your ADSs through a Nominee Institution, please refer to the materials provided to you by your Nominee Institution in order to determine how to provide instructions to the Nominee Institution. All votes from the Nominee Institutions must be received by the Depositary by the ADS Voting Instruction Deadline.

If you are the holder of record of your ADS (i.e., you do not hold your ADSs through a Nominee Institution), you will be able to provide the Depositary with voting instructions by:

Mailing the Proxy Card

1.	Complete all of the required information on the Proxy Card;

2.	Sign the Proxy Card; and

3.	Return the Proxy Card by the ADS Voting Instructions Deadline to The Bank of New York Mellon, BNY MELLON SHAREOWNER SERVICES PO BOX 3549 S HACKENSACK NJ 07606-9249 (as indicated on the Proxy Card).

If you are the beneficial owner of an ADS as of the ADS Record Date but are not the holder of record of your ADS (e.g., you hold your ADS through a custodian, broker or other agent or nominee institution and you wish to provide written voting instructions, you should refer to the information provided by your Nominee Institution.

If no or incomplete instructions (i.e. Proxy Card) are received by the Depositary from any owner with respect to any of the deposited securities represented by the ADSs evidenced by an owner’s receipts on or before the date established by the Depositary for such purposes (e.g. 5:00 pm, New York City Time on December 30, 2011, the ADS Voting Instruction Deadline), pursuant to the terms of the Deposit Agreement the Depositary shall deem such owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such deposited securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such deposited securities; provided, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) the Company does not wish such proxy given, (y) substantial opposition exists or (z) such matter materially and adversely affects the rights of the Holders of the Shares. With respect to the Delisting Proposal and in the event that no or incomplete instructions have been received from an owner with respect to any of the deposited securities represented by the ADSs, the Company has informed the Depositary that the Company does not wish such discretionary proxy be given to any person designated by the Company to vote such deposited securities.

Record Date

Holders and beneficial owners as of the close of business in New York on December 5, 2011 (the “ADS Record Date”) will be entitled, subject to applicable provisions of the laws of India and the Articles of Association of the Company, the provisions of or governing the deposited securities, and the terms of the Deposit Agreement, to either (a) instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by their ADSs, as Holders or beneficial owners of their ADSs or (b) cancel their ADSs for Shares and vote directly according to the postal ballot procedures outlined in the attached postal ballot form.

How to Cancel ADSs for Deposited Securities

As discussed above, while the holders of ADSs can vote through the Depositary, these votes would not be counted in determining whether the 2:1 positive vote threshold of the Public Shareholders required for the voluntary delisting of the Shares and the ADSs as described herein has been met. If a Holder of ADSs wishes to have his or her vote taken into consideration for the above 2:1 threshold, he or she must cancel the ADSs and receive the underlying Shares in accordance with the Deposit Agreement and then vote such Shares. If a holder of ADSs determines to cancel his or her ADSs and receive Shares to allow him or her to participate in the vote, because of Indian regulatory conditions, the Shares that are received for ADSs by a holder of ADSs cannot themselves be reconverted into ADSs. Instead, such holder will be required to purchase Shares of the Company through a registered broker in India on a recognized Indian stock exchange in the name of the Depositary for re-issuance of the ADSs to such holder by the Depositary. For details about the reconversion of ADSs, see “ADS Reconversion” below.

If you determine to cancel your ADSs and receive Shares to allow you to participate in the 2:1 vote, please remember to allow a sufficient period of time for the Depositary to cancel your ADSs and vote according to the postal ballot procedures outlined in the attached postal ballot form prior to 17:00 India Standard time (6:30 am New York City time) on January 6, 2012.

As a Holder of ADSs, in order to cancel an ADS and obtain the deposited securities, you must take the following steps:

1.	Deliver the depositary receipts (the “Depositary Receipts”) via The Depository Trust Company (“DTC”) to The Bank of New York Mellon Depositary Receipts DTC account 2504. Indicate in the comment field, “See fax instructions.” Note that the Bank of New York Mellon will charge a fee of $5.00 or less per 100 American Depositary Shares (or portion thereof), in addition to a $17.50 cable fee.

2.	Create delivery instructions on holder letterhead including the following information:

a)	American Depositary Shares, each representing two equity shares, par value Rs. 2 per share of equity shares of Patni Computer Systems Limited.
b)	CUSIP Number
c)	Settlement Date
d)	Number of Depositary Receipts
e)	Information about the institution where the Shares will be delivered to in the local market (i.e. India) (include the name and BIC of bank, beneficiary name and beneficiary account number).

3.	Fax the instructions on holder letterhead to +732 667 9101, indicating “Attention Cancellation Desk.”

4.	After the Bank of New York Mellon Depositary Receipts receives the Depositary Receipts, valid instructions and fee payment, it will instruct the Custodian to deliver the Shares as instructed.

5.	A Holder seeking to cancel an ADS (or his or her custodian in India) should have a valid Indian demat account in order to accept the delivery of the Shares from the Custodian. Opening and/or operating an Indian demat account could be subject to certain costs, taxes, investment risks, regulatory requirements, procedures and time delays, including fees and charges and for opening and/or operating such demat account and compliance with all applicable Indian regulations relating to opening and/or operating such demat account. Holders of ADSs are advised to consult their investment and/or tax advisors, if any, for risks with respect to the setting up of an Indian demat account and the transfer of Shares by the Custodian to such demat account.

ADS Reconversion

If a holder of ADSs determines to cancel his or her ADSs and receive the underlying Shares to allow him or her to participate in the 2:1 positive vote, a registered broker in India can subsequently purchase Shares of the Company on behalf of such holder for the purposes of converting the Shares into ADSs. However, such conversion of Shares into ADSs is possible only if certain Indian regulatory conditions are satisfied, including the following:

•	the Shares have been purchased through a registered broker in India on a recognized Indian stock exchange;

•	the Shares have been purchased in the name of the Depositary with the permission of the Custodian and are deposited with the custodian;

•

the Shares so purchased for conversion into ADSs do not exceed (i) the number of Shares released by the Custodian pursuant to conversions of ADSs into Shares under the Deposit Agreement and (ii) that have been sold by the holder of such Shares; and

•	the holder of ADSs, broker, the Custodian and the Depositary must comply with all other provisions of applicable Indian regulations.

Given the above regulatory conditions, the Shares that are delivered to a holder of ADSs upon the cancellation of such ADSs cannot themselves be reconverted into ADSs. Instead, such holder will be required to purchase Shares of the Company through a registered broker in India on a recognized Indian stock exchange in the name of the Depositary for re-issuance of the ADSs to such holder by the Depositary. In addition, the conversion of Shares into the ADS facility and the re-issuance of the ADSs by the Depositary could be subject to certain costs, taxes, investment risks, procedures and time delays, including issuance fees, charges and taxes payable for the transfer of Shares to the Custodian for the ADS facility and the re-issuance of the ADSs by the Depositary. Note that the Bank of New York Mellon will charge a fee of $5.00 or less per 100 American Depositary Shares (or portion thereof).

The above analysis is neither exhaustive nor intended to constitute a complete analysis of the risks involved in the conversion of Shares into the ADSs and the re-issuance of the ADSs by the Depositary. Holders of ADSs are advised to consult their investment advisors, if any, for further risks with respect to the conversion of Shares into the ADSs and the re-issuance of the ADSs by the Depositary.

Your vote is extremely important

TO BE COUNTED, YOUR VOTING INSTRUCTIONS MUST BE RECEIVED BY

THE DEPOSITARY PRIOR TO 5:00 PM (NEW YORK CITY TIME) ON

DECEMBER 30, 2011 (THE ADS VOTING INSTRUCTIONS DEADLINE).

Please see the accompanying Postal Ballot and Explanatory Statement for a more detailed description of the matters for which your vote is sought.

For Patni Computer Systems Limited

Arun Kanakal

Company Secretary

December 6, 2011

* * * * * * * * * *

The Bank of New York Mellon, as Depositary

The information contained in this letter regarding the Special Resolution has been provided by the Company. The Bank of New York Mellon is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. The Bank of New York Mellon does not, and should not be deemed to express any opinion with respect to the proposal being considered.

If you wish to receive a copy of the applicable Deposit Agreement, please consult the website of the Securities and Exchange Commission (at www.sec.gov) to download a copy of the Deposit Agreement which is filed as an exhibit to the Company’s Form F-6 filed on November 18, 2005.